G MEDICAL INNOVATIONS HOLDINGS LTD.

99 Baker Street

London W1U 6QQ, United Kingdom

August 20, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company”)
Registration Statement on Form F-1, File No. 333-231591
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-231591) on Form F-1 confidentially submitted to the Securities and Exchange Commission (the “Commission”) on December 28, 2018, as amended on March 1, 2019 and April 22, 2019, and filed with the Commission on May 17, 2019, as amended on June 3, 2019 (the “Registration Statement”), together with all exhibits thereto. Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective, because the proposed public offering under the Registration Statement was abandoned due to market conditions. Since the Registration Statement was not declared effective by the Commission, no shares were sold in connection with the offering described in the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at +44-20-372-92151 or our attorneys Oded Har-Even at (212) 660-5002, or David Huberman at +972 54-596-5967, of Zysman, Aharoni, Gayer and Sullivan and Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

		By:	/s/ Dr. Yacov Geva
Dr. Yacov Geva
President and Chief Executive Officer

cc:	Oded Har-Even, Esq.
David A. Huberman, Esq.